OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

AR2Find, Corporation

4170 Admiralty Way
222
Marina Del Rey, CA 90292

www.traveul.com

2000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

The Offering:

Maximum 21,400* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of common stock ($10,000)

Authorized Shares: 10,000,000

Outstanding Shares: 3,000,000

Company	AR2Find, Corporation, a California Corporation
Corporate Address	4170 Admiralty Way #222, Marina Del Rey, CA 90292
Description of Business	Augmented Reality Concierge
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5 per share
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

AR2Find, Corporation, a California Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Common Stock at $5 / share, you will receive 2 Common Stock bonus shares, meaning you'll own 22 shares for $100.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

The company: AR2Find, a California Corporation

AR2Find Inc. is software developing company specializing in Augmented Reality (AR) Mobile Applications.

AR2Find has developed Traveul app and Traveul Business that manages Traveul app in real time and serves as an advertising tool for business for a low monthly subscription fee.

Traveul app is a search and discovery application, with geo- location and AR enabled. Simply launch Traveul app and it will show you every business around you, be it coffee shop, hotel, shopping place, the possibilities are endless. Once you find the business, business will know it and will make a connection with you.

Download for free from Google or Apple store.

https://www.traveul.com

How Traveul makes money?

We charge monthly subscriptions.

We also offer premium services and advertising campaigns.

Our customers are retail SMB (Small Medium Business) that serve the community and the visitors.

Our market & Customer Base

Market 1:

Our strategy: work with one small area at a time. Become the leader in this niche. Move to the next. We will start with resort town Playa Vista, Marina Del Rey, Venice and move on to bigger places like Beverly Hills- CA, West Hollywood - CA etc...Then we scale to other towns.

What is a resort town?

A resort town, often called a resort city or resort destination, is an urban area where tourism or vacationing is the primary component of the local culture and economy.

Example: Whistler, BC – 600 businesses x $50/month x 12 = $360,000/year in recurring fees from subscriptions plus $240,000/year in advertising. Total of $600,000 a year for this resort.

Initially we will focus on **"resort towns" like these.** There are over 5000 resort towns. Each resort town can provide recurring revenue on average $500,000 - $1 million per year in subscriptions and advertising.

5000 resorts x $500,000/year = $2,500,000,000/year. (50% net profits after all expenses).

For each resort town or area, we will hire a reseller who will be responsible to set it up. Each reseller will be self- employed contractor working on commission basis. After paying off resellers 20% for the first year, and 10% subsequent years, 10% to WiFi costs, and other expenses we will stay with 50% in net profits. Because of the automation in our software and DYI system, our overheads can be real low.

Based on our calculations, re sellers will be able to generate recurring income in the range of six figures per year, and they can work at their leisure. This system will attract re-sellers to work with us. We will train them. No technical knowledge needed.

Market 2:

In the next step we will enroll other local businesses (we have 90 million in our database) offer them basic DIY subscription in order to attract masses. This can generate additional recurring income.

Local businesses 90,000,000 x $19.95/m = $1.8 B /m x 12 = $21.6 B /year.

Summary:

The prospects are there we just need good people ("be friendly and join in") to help execute and everyone involved will benefit. Think of bringing your friends or people you know, that are like that, to join us.

Traveul and what it is about

Traveul: People want the ability to know what's around them wherever they are. We make it easy for them to find what they need. All in one place and one click.

Why we built Traveul app?

People are on mobile. They are busy. They want the ability to know what's around them, wherever they are. With Traveul app we make it easy for them to find what they need. All in one place and with 1-Click.

Download from app stores. It is Free.

Why we built Traveul Business?

Small Business need an affordable and easy to use solution to communicate and send offer to people close by. With Traveul Business Portal they can do it. It is efficient. It is Free. No contract. Cancel anytime.

Businesses Sign up at www.traveul.com and you are ready to go. All in real time.

Vail, Monaco, Acapulco, Eilat, etc… these are all resort towns and potential clients for us.

Our plan is based on the research we did in Whistler BC. This resort town served by 600 business (registered with local Chamber of Commerce) that will be open to pay $49/month to subscribe to our Traveul Business Portal. We will market the app to the tourists that come to town and locals to download the Traveul app and get offers from the businesses.

There are 5,042 resort towns worldwide. . We plan to create recurring income of $30,000/month for each town. We will also generate income from advertising of events in the town. That will produce $10,000/month. Example Vail Resorts Company will advertise their ski lifts and other events. Red Bull event, etc…

The market:

5000 x $500,000/year= $2.5B in yearly recurring revenue from subscriptions.

We will use re-sellers for each resort town. The re-sellers will receive $20% commission for revenue they create for the first year and then continuously 10% for all recurring revenue.

Because the software is automated and DIY our costs and overheads are low. The sign up is automated, the modification or building of the business page is DYI. The building of the library of ads is simple and easy to do. No need technical knowledge. All is done by the businesses themselves. If they need help, we offer premium services for which we charge $99 one time fee.

The beauty of this program, the business is in control and they are the one that know what offer to create and when to activate them.

All changes made in Traveul Business Portal appear in real time in the Traveul app. You can check it by downloading the Traveul app from app store, open your business page and check it out.

Competition:

Yelp and Trip Advisor – well known company, expensive for Small business to advertise.

We have no litigations. Except for the loans from our founder (see below) we have no other liabilities.

The team

Officers and directors

Gershon Wajntraub	Chief Executive Officer, Director and Investor
Ramesh Ramchandani	Chief Technology Officer, Director
Amnon Benalon	Chief Operating Officer, Director

Gershon Wajntraub
Wajntraub is a serial entrepreneur with 25 years' worth of experience in technology and international business. He's a creative thinker who spots market trends and develops profitable opportunities. He holds a BSC in mechanical engineering from Technion-Israel Institute of Technology. • 2016 - present, Founder, Investor & CEO of AR2Find Development. • 2012 – 2016 Co- founder & CEO $ of Inkomerce Inc. www.inkomerce.com Along with his partner Ronen Moldovan, developed very sophisticated Computer Assisted Negotiation (CAN) SaaS that allows online buyers negotiate price in real time, 1:1, in privacy, 24/7. Automated for sellers. • 2000 – 2012 Founder and Manager of Tableside OPS LLC developers of Mobile POS system since • 1998- present part owner of El Pollo Loco franchise he developed in 1988, still in operation on Sunset Blvd in West Hollywood, CA. • 1982-1998 Owned and operated 12 separate computerized One Hour Photo stores in LA Area. Gershon was widely recognized for pioneering technological initiatives within this business model.

Ramesh Ramchandani
Ramesh is the CTO of our company. • 2011 – present, CEO of TopCone Inc. • 2016 – present*, developer & CTO of AR2Find *Ramesh has joined us on September 2016 as

the developer and become the CTO in July 2017. He is the second largest shareholder in the company with 10% of the company. Once we raise funds he will commit most of his time to AR2Find. The TopCone company specializes in high end mobile apps and database development. For more details see www.topcone.com With 20-plus years of IT and software development as a backdrop, Ramchandani leans on a combination of business and technical experience. He's created mobile applications, web app portals, SaaS applications, and other pieces for companies like Synergy, CloudScraper, Examguru, and Digital Dogma.

Amnon Benalon
Amnon is the COO of the company serving since July 2017. • 2016 – present*, COO of AR2Find Amnon has joined Gershon the CEO, in Feb 2016 as a personal assistant helping with major decisions regarding development of the software. He was instrumental with human resources and conflict resolutions while developing this complex software. In July of 2017 he has become the COO of AR2Find. • 2012-2016, advisor of Inkomerce Inc. Amnon has advised Gershon in the development of OfferJar.net software developed by Inkomerce Inc., SaaS that "allows online buyers negotiate price in real time". Prior to that, Amnon and Gershon have been working together on developing Mobile POS software for full service restaurants called Tableside. Amnon and Gershon worked together on various tech projects since 1982 developing and operating chain of one hour photos, which was one of the first world high tech companies that included software and hardware in the photo industry. Amnon is graduated from Photographic engineering school in Germany. Specializing in the Chemistry of photographic papers, chemicals and films. In between, he has also advised professional clients in managing their business specifically dentist and chiropractors with their business management Benalon brings a strong background in management technology into his role. His professional work includes being a part of a US-based software company creating international trade shows.

Number of Employees: 11

Related party transactions

The company has one outstanding promissory note for $207,000 for the year 2017. The note bears cash interest of 5% per year. No monthly payments. Balance due at maturity on Jan 31, 2021. The note is due to the Founder, who fronted the money for product development, so if money is not available the Founder will extend the dates as needed in order not to burden the operations.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Patents** We have no patents, which means other companies can try and develop similar products. Though we have connected the dots that others did not, there is always a risk that other companies may try.
- **Start up with no sales** We are a startup. We have invested our energy and money

into developing the best product we can. We have no sales yet. We do not know how fast we will be able to generate sales in order to be profitable.

- **This is a new technology** Augmented Reality is relatively new technology. That means that there is still a lot of new ideas that still can be developed. We may need more funds down the road to do so.
- **Competition** There are several well established competitors in the market that may position themselves to compete with us. They do not offer Augmented Reality Connections as we do, however they may decide to do so in the future. Where they will not be able to compete with us is on price and service we offer. The main reason is that they have huge overheads and most of their work is done manually by them. In our case, we have automated most functions and most of the work is DIY by our subscribers. Hence the low price.
- **Costs** Our costs are low. We are self funded. We run "thin layer" company. However, our ability to create market campaigns in order to grow fast depend on our ability to generate sufficient cash flows from operations and/or from raising funds.
- **Valuation** Our valuation at this stage is based on what we think the value is based on the money we have invested, the time we put into it and how difficult it will to build a company like ours, with products that require a lot of tech disciplines of knowledge put together. Back in the days when Yelp started they had much less of a product than we have, and yet the valuation was over $50 million. So it is up to you to make the decisions whether it is worth the kind of money. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Sales Projections** Our sales projections are based on assumption that our subscriptions will gain traction in the marketplace. However we may find that the adoption of a new product like ours will take longer than what we project. That means that it may take much longer than we projecting to break even and make profit.
- **Employees** Most of our employees work for shares in the company. They may leave and we may need to find other people. However our key employees are here to stay, as they have significant interest in the company. Also, once funds are raised, in addition to stock options they will also receive fair salary.
- **Our product** We have no history, no clients, no revenues. If you are investing in this company, it's because you think the product and service we offer is a good idea, and that we will be able to successfully market, and sell subscriptions to small and medium businesses. Our new product could fail to achieve the sales traction we expect. When investing take all these into consideration.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Gershon Wajntraub, 85.0% ownership, Common Stock

Classes of securities

- Common Stock: 3,000,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 3,000,000 shares currently outstanding.

Voting Rights *(of this security)*

The holders of shares of the Company's common stock, no par value per share (the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Voting. Unless otherwise provided in the articles of incorporation of the Corporation, as may be amended from time to time, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders. Except as otherwise provided by the California Corporations Code, the articles of incorporation, or the bylaws as may be amended from time to time, the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders. The shareholders entitled to vote at any meeting of shareholders shall be determined in accordance with paragraph 2.11 herein, subject to existing law, relating to voting shares held by a fiduciary, in the name of a corporation, or in joint ownership. The shareholders' vote may be by voice vote or by ballot, provided, however, that any election for directors must be by ballot if demanded by any shareholder before the voting has begun. On any matter other than the election of directors, any shareholder may vote part of the shares the shareholder is to vote in favor of the proposal and refrain from voting the remaining shares or vote them against the proposal. If the shareholder fails to specify the number of shares that the shareholder is voting affirmatively, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares that the shareholder is entitled to vote. If a quorum is present (or if a quorum has been present earlier at the meeting but some shareholders have withdrawn), the affirmative vote of a majority of the shares represented and voting, provided such shares voting affirmatively also constitute a majority of the number of shares required for a quorum, shall be the act of the shareholders unless the vote of a greater number or voting by classes is required by law or by the Articles of Incorporation.

At a shareholders' meeting at which a director or directors are to be elected, a separate vote shall occur for each nominated prospective director. Once one director is elected by a majority of voting shares, if other directors are to be elected, there shall be a separate election for each subsequent director's position. The candidate receiving the highest number of votes shall be elected.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

Minority Holder is Equity holder of a firm who does not have the voting control of the firm, by virtue of his or her below fifty percent ownership of the firm's equity capital.

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Dilution occurs when the Company sells additional stock in the future, resulting in the number of shares issued and outstanding increasing and thus, the percentage of stock owned by shareholders is diluted or diminished by the issuance of the new stock.

Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL

INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

In the year 2016 we have developed a mobile app and management tools for real estate company in order to generate some cash to cover some of our costs. We have been paid $10,483.

Since then we have concentrating entirely on developing on R&D for the Traveul app and Traveul Business Back Office Portal which manages the app in real time. The Back Office is very involved and sophisticated as it offers access to customize the business listing, it contains marketing tool for businesses, analytics, and other features.

Since then, we have not yet generated any revenues. However we plan to start sales via resellers by June 2018.

In order to go to the market with a marketing campaign we will start as soon as we raise the money.

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

We anticipate to generate revenue by end of 2018.

However even if we do not raise money we will still be able to operate and develop however at a much slower pace.

Results of operations

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

We have no revenue yet; however we project to make profit by end of 2020. We will be using resellers in each area and they will be paid commission of 20% on all sales and 10% on all recurring revenue they have created if they work with us.

Cost of sales & Gross margins

We have no cost of sales. Our costs are operating expenses. We plan to run "thin layer" company, which means we keep our expenses down and due to automation in our software we can run the company with small number of people. That way we can keep our margins high in the 40-50% once we reach 10,000 subscribers. That is not that much considering potentially we can reach 90 million businesses worldwide.

Expenses

At this stage the Company's expenses consist of, among other things, fees for professional services, research and development expenses.

In year 2017 our operating expenses dropped from $90,894 to $20,843.

However going forward our expenses will include among other things, compensation and benefits, marketing and sales expenses, fees for professional services, research and development expenses.

Financial Milestones

Financial Statements

Financial Statements for the years ending December 31, 2017 and 2016 can be found In Exhibit B to the Form C in the Offering Memorandum

Financial condition

The AR2Find Company has developed Traveul app and Traveul Business Portal that powers and manages the Traveul app in real time.

Traveul app is free and can be downloaded from app stores.

Traveul Business bundled with Traveul WiFi, offers Small and Medium business a way to Automate the Broadcast of their Social and Business Message to their loyal customers, frequent visitors and their Social Networks, to grow their business.

AR2Find company will generate revenue by selling monthly subscriptions to Traveul Business and Traveul WiFi, which offers Marketing and WiFi Loyalty tools.

At this stage the company's cost of sales mostly commission paid to resellers which will be 20% of the gross sales. We project by 2019 to pay for data which will amount to 5% of the gross sales.

Result of Operations: Year ended December 31, 2017

We do not have any sales as of now, as all our resources and time were spent on developing this sophisticated product that includes Traveul app and Traveul Business Back Office and Marketing tools offered on monthly subscription basis to businesses.

Cost of Sales: None

Expenses: The companies expenses consist of, R&D, programmers, software licenses, server maintenance, and general office expenses. These expenses were paid by the founder.

We expect these expenses to increase to $90,000 thru the year 2018, due to increase costs of marketing, and employee compensation.

The **AR2Find** Company has developed **Traveul app and Traveul Business** Portal that powers and manages the Traveul app in real time.

Traveul app is free and can be downloaded from app stores.

Traveul Business bundled with Traveul WiFi, offers Small and Medium business a way to Automate the Broadcast of their Social and Business Message to their loyal customers, frequent visitors and their Social Networks, to grow their business.

AR2Find company will generate revenue by selling monthly subscriptions to Traveul Business and Traveul WiFi, which offers Marketing and WiFi Loyalty tools.

Traveul app now connecting 90 million businesses worldwide and consumers everywhere have access to these businesses.

Businesses that did not sign up yet have a minimal data presence. The moment they sign up they will be able to get the features below which will boost their look and image:

- The power of push notifications and connect with new customers with AR Connections
- Manage your own business profile within the app. No technical knowledge needed. Simple and Easy. Just Copy and Paste.
- Use the description field and make it work for your business or service
- Present a powerful, simple image or logo of your choice
- Cover the online link bases by giving everyone your website address, mobile app address, and let them know where else they can find you online (other social media platforms)
- Link unlimited videos
- Take advantage of one-click calling
- Customers receive instant directions to your location and can order Uber or Lyft
- And WiFi Marketing

To make it easy for businesses to sign up we offer:

- No contract.
- Business can cancel anytime.

Once they subscribe from https://www.traveul.com/business.php they can build a library of ads and create targeted marketing campaigns. No technical knowledge needed.

Our margins are expected to be high as we run thin layer company.

We project certain percentage of these businesses will sign up with as the ROI is very good in favor of the business.

How we are going to do it?

We have identified 5000 communities we will be targeting. In each community we will hire a reseller that will be responsible to sign up that community, users and businesses. The reseller can have their own team as he/she can generate enough income to cover personnel expenses.

We tested with the Whistler BC community, prior to having the software built. The response was overwhelming when asked whether they will subscribe to our Business Portal and pay $50/month to have the tools to communicate with locals and visiting travelers. This was conducted from the list of 600 businesses members of Whistler Chamber Of Commerce.

Based on that we developed the business model, see attached Excel.

For each community we will assign a reseller. Each re seller will be an independent contractor and must sign up at minimum 300 businesses in his community. He/she will receive 20% commission on all sales. Because the money is paid on monthly bases as a recurring income, the resellers continue receiving payments as long as they work with us and takes care of their customers.

To sign up 300 business will take 12 months for each reseller. We project 50% growth for the next 2 years and until we reach 600 businesses per designated area.

We will need to raise up to $1 million to grow the sales fast. We will need that money for

R&D, upgrades and new products (AR Game,) - $225,000

Marketing, PR, Social Media, - $375,000

Data Licenses - $75,000

Working Capital/Overheads (Rent, ,Utilities/Internet,, Salaries) - $210,000

Equipment - Computers, Cellphones for testing, Supplies) - $25,000

Legal - $15,000

CPA - $10,000

Reserves - $65,000

Total - $1,000,000

Once businesses will get to know us, they will be able to sign up automatically from our website. That will accelerate growth by 25% year after year.

Liquidity and Capital Resources

Liquidity and Capital resources

Since its inception in 2016, the Company has raised $298,984 in total out of which $207,000 in loans and $91,984 in equity.

The founder continues supporting the company financially until such time that money is raised and/or sales will cover the costs. Currently no one draws any salary.

With the next proceeds from the offerings, the company plans to use the proceeds to launch marketing campaign, R&D and working capital. See "Use of proceeds".

Now the company is seeking to raise $1 million thru OPO in two stages. In stage one $107,000 and in stage two $893,000.

In software development the biggest expense is upfront in order to build the product and service. We have accomplished that with in house funds. Now that we have the product complete we can operate as long as necessary.

Also, we are running a "thin layer" company with very low overheads. That will allow us to survive as long as needed. No one gets paid any salary at this time. The company is currently generating small operating losses. The founder is covering these costs.

We are seeking infusion of capital to start marketing campaigns. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company.

The founder is the only sources of funds for now, though in the next 3 months we will start sales in niche markets. We have identified 3 resort towns, Playa Vista, Venice and Marina Del Rey.

The plan is to sign up 100 businesses in each area to test the market. In these markets we will offer Traveul Business sign up and Traveul Wifi @ $99/month subscription. No contract. Cancel anytime. First 30 days free. The re-sellers get 20% commission.

Traveul Business will bring new customers to the business while the Traveul Wifi will keep existing customers coming back. The combination offers a great tool for businesses to **build customers list,** while offering users free and **secure** wifi.

Indebtedness

The company has one outstanding promissory note for $207,000 for the year 2017. The note bears cash interest of 5% per year. No monthly payments. Balance due at maturity on Jan 31, 2021. The note is due to the Founder, who fronted the money for product development, so if money is not available the Founder will extend the dates as needed in order not to burden the operations.

Recent offerings of securities

- 2017-07-14, Rule 4(a)(2), 3000000 Common Stock. Use of proceeds: Software development and General Expenses

Valuation

$15,000,000.00

We have been working on this venture for over 2 years. Within these years we have developed an engine from which, as a first product, we have developed mobile Geo-location and Augmented Reality enabled application, for Apple and Google devices, that can be used worldwide. The application is now published in Apple store and Google Play. In addition we have developed an advanced with targeted marketing automation, the Business Portal, that manages the business and the application in real time. In addition, add to it that we have completed the basic product and service, ready for market and the huge market potential , versus low overheads, our chances to make substantial profits are high.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Net Proceeds	$9,400	$101,000
Use of Net Proceeds:		
R& D & Production *For the minimum amount we will be able to add features like daily specials and barcode based	$4,000*	$25,000**

advertising. **For the larger amount we will be developing new features that will be helpful to users and businesses and which will create a new category that will position us to set new prices.		
Marketing *If we raise the minimum we will use Social Media to include Facebook and LinkedIn. **If we raise close to $100k we will engage PR company that will arrange TV interviews.	$4,000*	$45,000**
Working Capital *The minimum amount will just cover ongoing bills (software subscriptions, internet, tel and utilities **We will pay for software, supplies, equipment, internet, utilities, phones, salaries, misc.	$1,400*	$21,000**
Legal ** We will pay		

legal fees to help us raise in round 2 up to $1,070,000	$0	$5,000**
Independent CPA ** We will hire and pay CPA to review our financials in order to raise money in round 2.	$0	$5,000**
Total Use of Net Proceeds	$9,400	$101,000

We were planning this for several years. We had to wait until the smartphones have the right sensors. Once we realized the smartphone will work with Augmented Reality Technology, in January 2016 we have started the software development.

Since then we have self- financed our R&D to develop the website (www.traveul.com), the product (Traveul app) and the back office portal (Traveul Business) .

Traveul Business consists of a new category called "AR Connections" which allows for 2 way communications between businesses and consumers and it also created a new service called "Offer on Demand".

As of February 2018, we have spent less than $400,000. The reason we could accomplish that was due to:

a. skillful team

b. dedication and believing in what we do

c. total focus and of course many hours of hard work with no pay.

With these limited resources we have accomplished building a geo-based Augmented Reality Mobile app free to the consumers and Back Office Portal with innovative marketing tools to connect with the consumers.

The reason we are raising money is to have the capital to market our products, to continue R&D to make our product better and delivers upgrades.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.traveul.com/annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AR2Find, Corporation

[See attached]

I, Gershon Wajntraub, the CEO of AR2Find Corporation, hereby certify that the financial statements of AR2Find and notes thereto for the periods ending Dec 31, 2016 and Dec 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information will be reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0, taxable net loss of $ (20,483) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the Feb 19, 2018.

CEO

Feb 19, 2018

AR2FIND CORPORATION

BALANCE SHEET

DECEMBER 31, 2016

ASSETS

BANK		$ 5,649
	Total Current Assets	5,649
EQUIPMENT		12,000
A/D EQUIPMENT		(1,715)
START UP COSTS		154,321
	Total Plant, Property and Equipment	164,606
	TOTAL ASSETS	**$ 170,255**

LIABILITIES AND STOCKHOLDERS' EQUITY

DUE GW		$ 250,000
	Total Current Liabilities	250,000
COMMON STOCK		1,000
NET INCOME		(80,745)
	Total Stockholders' Equity	(79,745)
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 170,255**

AR2FIND CORPORATION

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

REVENUES		$ 10,149
	GROSS PROFIT	10,149
OPERATING EXPENSES		90,894
	INCOME FROM OPERATIONS	(80,745)
	NET (LOSS)	**$ (80,745)**

AR2FIND CORPORATION

YEAR ENDED DECEMBER 31, 2016

SCHEDULE OF REVENUES

WEB INCOME	$ 10,149
	$ 10,149

AR2FIND CORPORATION

YEAR ENDED DECEMBER 31, 2016

SCHEDULE OF OPERATING EXPENSES

SUPPLIES	$ 1,845
TRAVEL	35,250
MEALS & ENTERTAINMENT	10,000
FEES	5,000
RENT	32,500
INTERNET	1,235
CELL & TELEPHONE	2,231
UTILITIES	1,118
DEPRECIATION	1,715
	$ 90,894

AR2FIND CORPORATION
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

BANK		$ 5,649
	Total Current Assets	5,649
EQUIPMENT		12,000
A/D EQUIPMENT		(4,654)
START UP COSTS		184,761
	Total Plant, Property and Equipment	192,107
	TOTAL ASSETS	**$ 197,756**

LIABILITIES AND STOCKHOLDERS' EQUITY

DUE GW		$ 207,000
	Total Current Liabilities	207,000
EQUITY		(80,745)
COMMON STOCK		91,984
NET INCOME		(20,483)
	Total Stockholders' Equity	(9,244)
	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 197,756**

AR2FIND CORPORATION
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

OPERATING EXPENSES	$ 20,483
INCOME FROM OPERATIONS	(20,483)
NET (LOSS)	**$ (20,483)**

AR2FIND CORPORATION

YEAR ENDED DECEMBER 31, 2017

SCHEDULE OF OPERATING EXPENSES

SUPPLIES	$ 955
TRAVEL	6,135
MEALS & ENTERTAINMENT	3,201
INTERNET	1,446
CELL & TELEPHONE	4,560
UTILITIES	1,247
DEPRECIATION	2,939
	$ 20,483

NOTE 1 – NATURE OF OPERATIONS

Augmented Reality Traveul app development started in January 2016. In July 14, 2017 AR2Find Corporation was formed ("Inception") in the State of California. The financial statements of Ar2Find Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Marina Del Rey, CA.

AR2Find INC. has developed Traveul app and Traveul Business that manages Traveul app in real time and serves as an advertising tool for business for a low monthly subscription fee. The first version is available for download from app stores.

Traveul app is a Augmented Reality Concierge, and search and discovery application, with geo-location and AR enabled. Simply launch Traveul app and it will show you every business around you, be it coffee shop, hotel, shopping place, the possibilities are endless. Once you find the business, business will know it and will make the connection with you.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from monthly subscriptions and advertising when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Convertible Debt Dec 2016/2017 – Total raised $207,000, Cap $7.5M, Interest 5%, Discount 20%, Maturity Dec 31, 2021, Conversion to Equity $7.5 M.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0. As of Dec 31, 2017 the company has currently issued 3,000,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS
Notes payable

In the years 2016 and 2017 the company has borrowed money to develop the Traveul software and for day to day operations. By end of 2017 the note was for $207,000.

The terms:

The company has one outstanding promissory note for $207,000 for the year 2017. The note bears cash interest of 5% per year. No monthly payments. Balance due at maturity on Jan 30, 2021. The note is due to the Founder, who fronted the money for product development and daily operations, so if money is not available the Founder will extend the dates as needed in order not to burden the operations.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through Dec 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

AR2Find is pending **StartEngine Approval.**



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0
Investors

$0.00
Raised of $10K - $107K goal

AR2Find

Game-Changing Augmented Reality Concierge

Small OPO · Marina Del Rey, CA · Software & Services · Accepting International Investment

Rendering Local Businesses in Augmented Reality

Invest in AR2Find



At AR2Find, we've developed a game-changing app that alters the way people connect with local businesses and the way those businesses connect with them. It's called **Traveul**, and it uses Augmented Reality (AR) to make the process of connecting customers to businesses easier than ever before.

We think that AR has the potential to completely remake the user experience within concierge apps. As Apple CEO Tim Cook said himself, "Simply put, we believe augmented reality is going to change the way we use technology forever."

To the best of our knowledge, AR2Find will be the first company to combine Geo-location and Augmented Reality enabled, to connect people and businesses, in a two-way communication, to enhance the traveling and shopping experience, whether you are on the road or sitting in the comfort of your home.

But, Traveul is about more than the user's experience. **The business-facing side of our app puts powerful marketing tools in the hands of small to medium-size businesses** for the cost of only a modest monthly subscription.

Traveul enables businesses to engage in two-way communication with their customers, to see who's searching them, and to push out special deals to users who might be *on the fence* about a visit. This is a crucial differentiator for Traveul as compared to other apps like Yelp and Trip Advisor. **Users get the benefit of access to special promotions, and businesses have a cost-effective way of drawing in clientele. Users get a benefit that is not offered by others and that is "Offer On Demand". Once they open the business page they are interested in, the receive information or an offer they can use.**

By creating Offer On Demand, users get offers when they need them. While businesses get customers they may not get it otherwise.

Traveul is a concierge app that works for businesses and consumers, not against them. Help us make Traveul the concierge app that *everyone* has been waiting for. **Invest in AR2Find today!**

This is how it all started:

All this started in **Whistler BC**. Some years back when we saw the opportunity of connecting the local businesses with the people that visit the resort town.

The idea was to develop digital **AR Connection,** to connect consumers with local business in a two- way communication using their cellphones.

We run the idea by the local businesses. We asked -" would you pay a subscription fee of $49.95/month if we can connect consumers and your business". "Would you pay advertising fees if we can bring new customers in". They all said yes. Just do it.

We then run it by **Whistler Chamber OF Commerce -** https://www.whistlerchamber.com - and asked them "how many registered businesses you have in your database that cater to locals and tourists?" They said 600.

The business model was born:
So, this is how we developed the business model and base on these numbers the projections:

600 x $49.95/month = $30,000/month for one community.

This calculation is based on DYI set up, businesses will add their descriptions and images and build their own library of ads. Everything is self- explanatory, easy to do, and no technical knowledge is needed. The sending of ads

is automated.
However, if a business's want us to do custom work we will have additional charges.
We also can make additional money by advertising for them.

At that time, we did not have any product, just the idea and general knowledge how to build it, as we connected the dots.

Based on that we have created the first business model and projections. See how we make money.

Yet, we still had to wait until the time that cell phones were able to process AR Technology.
We then found that there are over 5000 communities that we can connect the same way.


Sprint
6:28 PM
Traveul
Lodging
Food & Drinks
Transportation
Click on an image to find what you want
Lodging
Hotels. Hostels, Motels,B&B...
Food & Drinks
Restaurants, Bars, Coffee...
Restaurants
Coffee Shops
Juice
Transportation
Flights, Taxi, Buses, Trains, Airports...
Recreation
Sports & Activities
Ad closed by Google

The Offering

Investment

$5 a share | When you invest you are betting the company's future value will exceed $15.1M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

Wherever you are and wherever you go, the Traveul app finds the places, goods and services you need in your area. Powered by geolocation and enabled with Augmented Reality, you don't need to search... Just look!

Bringing People and Businesses **Closer Together**

Traveul Enables **Two-Way Communication**

Traveul has been designed to offer small and medium-sized businesses something they've never truly had before: a concierge app that facilitates two-way communication. When a user clicks on a business' listing through the Traveul, that business has the opportunity to seize the moment and draw the user in...

Users will be inclined to adopt the Traveul platform over our competitors for a number of reasons. For one, we make finding businesses easy with visual search. But, more importantly, **we've made augmented reality function seamlessly within our app**, enabling Traveul's users to have an entirely visual experience when it comes to picking their destinations.


AR
Back
Via Main
The Bloc

Offering Solutions to Users and Businesses

Traveul Has Solved the **Two-Sided Marketplace**

The key to success for an app like Traveul is giving both sides of the marketplace -- businesses and consumers -- something they can't find anywhere else. We believe that we've accomplished this is the design of Traveul, as the app and its backend offer a number of benefits to consumers and businesses that are entirely unique to *our* platform...

Users



By putting visual search, augmented reality and on-the-fly promotions in discounts in the palms of their hands, we help our users get where they need to go...

Businesses



Small and medium-sized businesses need all the tools they can get to capture and retain loyal customers. Traveul's cost-effective subscription service gives these businesses such tools at a fraction of the price.

How Traveul **Makes Money**

The Key Is Our Cost-Effective **Premium Subscription Service**

The key to our business model is the premium subscription service, known as **Traveul Business (Back Office)**, which we offer to small to medium-sized businesses. **Traveul's premium services offer a suite of powerful tools, including:**

- Ad Libraries
- Custom Listing with Logo or Images
- Direct Consumer Contact
- Promotional Offers
- Two-way Communication with Customers
- WiFi Marketing
- Videos
- Social Media
- And More!

Businesses will love the incredible price at which we offer Traveul Back Office. All of the above (and many more incredible features yet to come) starting **$19.95 per month**, for a standard service, a price point much lower than is offered by any similar service.



Basically we make money by charging monthly subscriptions,

We will target resort towns and communities around the globe. We will start with our local communities in California like Playa Vista (aka Silicon Beach), Venice, Marina Del Rey, etc... we will then expand to larger communities like Beverly Hills, West Hollywood, Whistler BC, etc...

Example: Whistler has 600 registered businesses with Chamber of Commerce. They serve the local community and the 2 million tourists that visit Whistler every year.

Traveul now connects 90 million businesses with consumers worldwide. Users can find places and nearby businesses wherever they go and connect with them. In order to attract the masses, we plan to reduce the subscription fee to $19.95/month and reduced features.

- **7 years in planning:**

“We had to wait until Augmented Reality could have been accomplished by using information from a phone such as image data from a camera, and sensor data from devices such as a gyroscope and an accelerometer, and that information can be augmented by marrying images of reality with computer generated imagery”.
Once all the elements came together, we have connected the dots, so businesses can effectively and at affordable price to target advertise to the right consumers that are at the right place and at the right time. And now we want to use that technology for the benefit of consumers that travel, locals and resort towns that provide the services.

- **2 years in development**
- **1 year in testing**
- **Ready for market**

The Traveul app is free for download in Google and Apple stores.

The Traveul Business premium service is by a monthly subscription of $49.95/month. No contract. Cancel anytime. Businesses can enroll via our website www.traveul.com .

The service is designed for Small and Medium Businesses (SMB) as it is very affordable. The service offers 2 way communication between consumers and businesses. All other companies offer just 1-way communication.

We believe the size of the mass market: $20 B a year.
90 million x $19.95/m = $1.8 B / month.

As the analysis shows, our relevant market is large enough for our company to enjoy considerable success.

Assuming we will take a small percentage of the market, the revenues will be quite substantial with high margins as our costs are low. Businesses will be crazy not to subscribe with us as the cost by far will outweigh the returns.

Even if only 1% will subscribe the recurring income will be $18 million/month.
Our margins are very high because our overheads and other costs are low.
The subscription offers to business:

- FOCUSED ADVERTISING TO INTERESTED USERS
- Marketing tool, with acquisition cost to acquire new customers is very low.

A Closer Look at **the Traveul App**

Designed to **Bring People to Businesses**!

After seven years of planning, two years of development, and one year of testing, **we've introduced Traveul to the masses. Our app, which is available in the Apple App Store and the Google Play Store, is the ultimate pocket-sized concierge, combining one of the world's largest search applications with the transformative power of AR.**

Local Spots At Your Fingertips



Traveul
Lodging
Food & Drinks
Transportation
Click on Category to find what you want
Lodging
Hotels. Hostels, Motels,B&B...
Food & Drinks
Restaurants, Bars, Coffee...
Transportation
Flights, Taxi, Buses, Trains, Airports...
Recreation
Sports & Activities
Health
Hospitals & Emergency Room, Doctors, Pharmacies....

The database behind the Traveul app includes millions upon millions of local businesses and services around the world. That extensive list is always at the ready with a tap of your thumb!

Browse Easily with a Swipe



Traveul
Stay
Food & Drink
Transportation
Leisure
Powered by AR2Find
Stay
Hotels. Hostels, B&B...
Food & Drink
Restaurants, Bars, Coffee...
Restaurants
Juice & O2 Bars
Transportation
Taxi, Buses, Trains, Airports...

Whereas other concierge apps rely on text-based search, we've designed Traveul to be visual through and through. This makes finding the places you need to get to easier than ever before.

Recommendations from Other Users



Carrier
7:01 PM
Traveul
Stay
Food & Drink
Transportation
Leisure
The Cheesecake Factory
Juice & O2 Bars - Restaurants
0.22 Mi 4142 Via Marina, Marina del Rey, Califo...
Marina Del Rey
Price:
Linda Barton
Posted at: Nov 29th, 2016
Always awesome and delicious! Service is always great too. Whenever we travel and are near one, we eat there. Every one of their restaurants are excellent. We can count on a great experience each time!
Alex Carrasco-Cabrera
Posted at: Oct 7th, 2016
The cheesecake factory is on the marina which makes this a great location. They have an outside patio to overlook the water while you eat. There is no parking lot so be prepared to pay for valet parking. On the weekends, there is a lot of traffic nearby so plan ahead for extra time.

Unsure of where to eat? Looking for a killer recommendation about where to get that haircut you need? Just want to know where the best place for happy hour is? Recommendations are right in front of you.

Instant **Discounts**



5:15 PM
Get discount with Traveul app
25% OFF
Click on the business of interest
HIDE
DOWNLOAD
Market
The pain and market trend:

Businesses want to draw in customers from the Traveul platform, which is why users receive all kinds of instant discounts and offers from participating businesses.

We are creating "offers on demand" using AR Connections. That means the consumers get offers when they need them, in real time.

See Into the World Around You at a Glance

Augmented Reality **Puts it all in Front of You!**

We had to wait until all the elements necessary to make **consumer-ready augmented reality** came together... But when they did, **we were ready! Traveul's users have the ability to search for local businesses by simply *looking around*.** It's an experience that's at once surreal and liberating.



Back
Camera View
List View
Map View
Ramada Plaza West Hollywood Hotel and Suit
Hotels
0.39 Mi 8585 Santa Monica Blvd, West Hol...

The Key Differentiators that Distinguish Traveul



Clothing store
Cafe
Museum

2-Way Communication Between Businesses and Customers

Augmented Reality Offers a Powerful New Way to Discover Businesses and Services

Visual Search Streamlines the User Experience

Real-Time Ad and Listing Control at no Additional Cost to Businesses

New UI and More Features Coming Soon...

The work of turning Traveul into the premiere concierge app is never over. That's why we're already looking ahead to including a number of **new features and a completely redesign user interface...**



Home
MAP
AR VIEW
LIST
Welcome!
Raise your phone up to eye level to see all the shops and deals around you!
OK!
3 Messages
Michael, Amy

AR Glasses Coming Soon

And the Traveul App will be **made compatible will Apple Glasses' "second brain".**



FLIGHT ALERT
NY ✈ SEA
Airways 351
3.15pm
Gate 9
2.45 pm
NY Airport

A Message **From Our Founder**

Passion for Business at the Core of Traveul



"I first built, opened and operated 13 One-Hour Photo development stores. **I've also built, opened, and operated an El Pollo Loco franchise at the corner of Sunset Boulevard and Laurel Canyon, which has been open for the past 30 years.**

AR2Find and Traveul are works of passion for me and also for the team that I've assembled. My team is comprised of hardworking people, and each is totally committed to seeing this product succeed. **We have all worked without salary because we believe in the future success of our product**, and now we think that time is right to take things to the next level...

That's why we want your investment. **Help our team of talented and dedicated entrepreneurs achieve their dream** of making Traveul the premiere concierge app in the market place."

Gershon Wajntraub
Founder & CEO

I am mature entrepreneur and use my knowledge and experience acquired thru the years to build this exciting Augmented Reality company. I was also in the position to self- fund the company in order to develop Traveul app and Traveul Business based on Augmented Reality technology. Help me to spread this app and this service worldwide.

For more: www.traveul.com
Free for download from app stores

Massive **Addressable Market**

The Potential for **Incredible Success**

90+ Million	100	100
Businesses	Countries	Languages

With over 90 million businesses out there, each of which could make use of our incredible subscription service, **Traveul has a massive addressable market**. In total, we believe the market is equivalent to **$1.8 billion a month (or $20 billion per year).**

Of course, servicing every single one of the 90+ million businesses in the world isn't a realistic possibility. However, **even if we're able to capture only 1% of the total market**, this would equate to earnings of $18 million per month (or $216 million per year).

Our premium subscription service isn't the only way in which Traveul can generate money, though. In fact, **we're currently exploring white label licensing of our advanced augmented reality technology to interested businesses.** This is particularly exciting, as AR is expected to be one of the fastest growing industries in the years to come.



With over 90 million businesses out there, each of which could make use of our incredible subscription service, **Traveul has a *massive* addressable market.** In total, the market is equivalent to **$1.8 billion a month (or $20 billion per year).**

Of course, servicing every single one of the 90+ million businesses in the world isn't a realistic possibility. However, **even if we're able to capture only 1% of the total market**, this would equate to earnings of **$18 million per month (or $216 million per year).**

Our premium subscription service isn't the only way in which Traveul can generate money, though. In fact, **we're currently exploring white label licensing of our advanced augmented reality technology to interested businesses.** This is particularly exciting, as AR is expected to be one of the fastest growing industries in the years to come.

With over 90 million businesses out there, each of which could make use of our incredible subscription service, **Traveul has a *massive* addressable market.** In total, the market is equivalent to **$1.8 billion a month (or $20 billion per year).**

Of course, servicing every single one of the 90+ million businesses in the world isn't a realistic possibility. However, **even if we're able to capture only 1% of the total market**, this would equate to earnings of **$18 million per month (or $216 million per year).**

Our premium subscription service isn't the only way in which Traveul can generate money, though. In fact, **we're currently exploring white label licensing of our advanced augmented reality technology to interested businesses.** This is particularly exciting, as AR is expected to be one of the fastest growing industries in the years to come.

Initial Marketing Strategy

To get started, we'll be working in one small area in a time, become the leader within that niche, and then move on. **We'll be targeting Los Angeles neighborhoods such as Runway in Playa Vista, Marina Del Rey, Venice etc...** From there, we'll e**xpand to larger neighborhoods such as, Beverly Hills, Hollywood, Las Vegas and even Whistler, B.C.**

In these initial markets, we'll offer our premium service for $49.95 per month. We estimate that there are 5,000 markets similar to those above, with each having roughly 600 businesses each. **All of this translates to $30,000 in average revenue per market per month.** All of this is also with a profit margin of 55%.

To achieve anywhere close to that kind of market share within the first five years, **we will be employing local resellers.** These sellers will work in each resort town and receive a **20% commission** on their sales for the first year, with **10% thereafter from recurring revenues for as long as they work with AR2Find and take care of their customers.**



The Resort
PLAYA VISTA
PlayaVista.com
LEGEND
LMU
Brookfield Residential



* THE RUNWAY *
OFFICES AT THE RUNWAY
PHASE II DEVELOPMENTS (2,100 Homes)
facebook
CENTRAL PARK
YAHOO!
THE COLLECTIVE
BELKIN
Google
YouTube
FOX
KONAMI
HERCULES CAMPUS
RESIDENTIAL AREAS
KEY
AMENITIES
CREATIVE SPACE
COMMUNITY
RUNWAY AMENITIES: INCLUDING (BUT NOT LIMITED TO) THE FOLLOWING:
WHOLE FOODS
CVS PHARMACY
800 DEGREES PIZZA
GAP
CHASE BANK
URBAN OUTFITTERS
NORTH FACE
PATAGONIA
J CREW
NIKE
TESLA
ALL SAINTS
CINEMARK MOVIE THEATRES
STARBUCKS
REEBOK
CB2
WEST ELM
LEVIS
UNION MADE
PENGUIN
CROW BAR & KITCHEN
BEACH BUNNY
DESIGN WITHIN REACH
THE STUDIO MDR
SOL PIZZA
THE GRIDDLE
AMERICAN APPAREL
LYFE
PAPYRUS
JANIE & JACK

Runway at Playa Vista has now offices of Facebook, Google, Yahoo, YouTube, Belkin, Fox and others. That will give us exposure to high tech individuals.

Invest in AR2Find Today!

Traveul Is the Future of the Concierge App

With your investment, we will continue to expand the functionality of the Traveul app by including features like geofencing, event notifications and community/social media functions. In addition, **we will also improve functionality for businesses** by adding features like "Deal of the Day" and data curation for better consumer targeting. Finally, **we will also use funds raised to market and promote the app**, expanding its user base and subscribed businesses in the process.



AR2Find

By combining visual search with augmented reality and two-way communication, we've developed a means through which consumers can discover and get more out of businesses and services. **Invest in AR2Find today, and help us make Traveul the premiere concierge app we know it can become!**

May 2016

Traveul Launches

Years in the works, the Traveul website is launched.

July 2017



Traveul App Launches

Our app goes live in the Google and Apple app stores.

November 2017



Traveul Business Launches

Our business-focused backend goes live.

December 2017



Augmented Reality Launches

The AR feature in the Traveul app goes live.

January 2018



More Business Features

We give businesses the ability to deliver ads and push notifications directly to users.

February 2018



AR Connections are live.

AR Connections, allow consumers & businesses to connect in 2-way communication. When consumers open a business page, business can automatically message with an offer.

April 2018

We Launch on StartEngine

Our crowdfunding campaign goes live!

April 2018

Big Improvements

By this time, we plan to have significantly improved Traveul's data-collection functionality. (ANTICIPATED)

June 2018



New User-Centric Features

Social media and community features are added to the Traveul app.

June 2018



More Users - Centric Features

We launch new clean AR labels (ANTICIPATED)

June 2018

Geofencing Goes Live

Geofencing makes it possible for more precisely targeted push notifications. (ANTICIPATED)

October 2018

White Label Expansion

We plan to expand our white-label format to different industries. (ANTICIPATED)

Meet Our Team



Gershon Wajntraub

Chief Executive Officer, Director and Investor

Wajntraub is a serial entrepreneur with 25 years' worth of experience in technology and international business. He's a creative thinker who spots market trends and develops profitable opportunities. He holds a BSC in mechanical engineering from Technion-Israel Institute of Technology. • 2016 - present, Founder, Investor & CEO of AR2Find Development. • 2012 – 2016 Co- founder & CEO $ of Inkomerce Inc. www.inkomerce.com Along with his partner Ronen Moldovan, developed very sophisticated Computer Assisted Negotiation (CAN) SaaS that allows online buyers negotiate price in real time, 1:1, in privacy, 24/7. Automated for sellers. • 2000 – 2012 Founder and Manager of Tableside OPS LLC developers of Mobile POS system since • 1998- present part owner of El Pollo Loco franchise he developed in 1988, still in operation on Sunset Blvd in West Hollywood, CA. • 1982-1998 Owned and operated 12 separate computerized One Hour Photo stores in LA Area. Gershon was widely recognized for pioneering technological initiatives within this business model.



Ramesh Ramchandani

Chief Technology Officer, Director

Ramesh is the CTO of our company. • 2011 – present, CEO of TopCone Inc. • 2016 – present, developer & CTO of AR2Find *Ramesh has joined us on September 2016 as the developer and become the CTO in July 2017. He is the second largest shareholder in the company with 10% of the company. Once we raise funds he will commit most of his time to AR2Find. The TopCone company specializes in high end mobile apps and database development. For more details see www.topcone.com With 20-plus years of IT and software development as a backdrop, Ramchandani leans on a combination of business and technical experience. He's created mobile applications, web app portals, SaaS applications, and other pieces for companies like Synergy, CloudScraper, Examguru, and Digital Dogma.*



Amnon Benalon

Chief Operating Officer, Director

Amnon is the COO of the company serving since July 2017. • 2016 – present, COO of AR2Find Amnon has joined Gershon the CEO, in Feb 2016 as a personal assistant helping with major decisions regarding development of the software. He was instrumental with human resources and conflict resolutions while developing this complex software. In July of 2017 he has become the COO of AR2Find. • 2012-2016, advisor of Inkomerce Inc. Amnon has advised Gershon in the development of OfferJar.net software developed by Inkomerce Inc., SaaS that "allows online buyers negotiate price in real time". Prior to that, Amnon and Gershon have been working together on developing Mobile POS software for full service restaurants called Tableside. Amnon and Gershon worked together on various tech projects since 1982 developing and operating chain of one hour photos, which was one of the first world high tech companies that included software and hardware in the photo industry. Amnon is graduated from Photographic engineering school in Germany. Specializing in the Chemistry of photographic papers, chemicals and films. In between, he has also advised professional clients in managing their business specifically dentist and chiropractors with their business management Benalon brings a strong background in management technology into his role. His professional work includes being a part of a US-based software company creating international trade shows.*



Haim Litvak

IT, Server Management

Litvak brings a stellar background in infrastructure design, implementation, engineering and operations into his role. He also has strong ties to research and development. His career has been bolstered by developing lead processes from development to production and deployment.



Amy McMurrough

Senior Brand & Marketing Consultant

McMurrough adds 25-plus years of experience in the marketing and public relations fields to the company. She took one of her own company's clients from $1 million per year in revenue to $5 million per year. Her ability to develop and evaluate the effectiveness of promotional activities in business are key pieces to our company's present and future.



Nancy Singular

Business Development

Singular is a noted pioneer in the marketing and promotion of luxury goods and services online. She's consulted with national and international retailers, joining one of the first online shopping malls. Her background in residential and commercial real estate gives the company an on-the-ground viewpoint for its user and business connections.



Ronen Moldovan

IT Consultant

Moldovan has 20 years of experience in the high-tech industry, making his voice and presence in our company valuable. He's the developer of OfferJar "Computer Assisted Negotiation" technology, which allows buyers and sellers to negotiate in real time.



Yossi Dar

Finance Consultant

Dar knows about the power of start-ups from top to bottom. As chief executive officer of Arad Technological Incubator, he helped establish high-tech start-ups from conception to commercialization.



Tim Lambirth

Corporate Lawyer

Lambirth's legal background runs the gamut. He's covered ground for small and large businesses, from start-ups to Fortune 500 companies. A majority of his work has come from more than 35 years in the state of California.









Michael Loguidice

CPA

Loguidice has practiced accounting in Central New York for 42 years. His areas of expertise include accounting and tax services for individuals and businesses. He also has been involved in estate and business valuations, along with the installation and troubleshooting of computerized accounting systems.



Suzy Fox

Concierge

Fox is an active concierge in and around Los Angeles. She is a current member of The Los Angeles Society of Corporate Concierge, and a former board member of The Los Angeles Concierge Association.



Jackson Lambirth

Senior Sales Consultant

Lambirth's impressive credentials include ranking No. 1 nationwide in 2014 on the AccufRate sales team. He integrated new and unique sales approaches into the company's sales plans. His sales background strategically brings a keen eye and expertise to new, exciting business opportunities.

Offering Summary

The Offering:

Maximum 21,400* shares of common stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of common stock ($10,000)

Authorized Shares: 10,000,000

Outstanding Shares: 3,000,000

Company	AR2Find, Corporation, a California Corporation
Corporate Address	4170 Admiralty Way #222, Marina Del Rey, CA 90292
Description of Business	Augmented Reality Concierge
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$5 per share
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

AR2Find, Corporation, a California Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Common Stock at $5 / share, you will receive 2 Common Stock bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

1:30 pm

Oh, I have some free time

Hair needs cutting

Oh, Yeah I remember - Traveul (he opens the Traveul app, click on personal services, and then on salon & barbershop)

Well (The closest barber shop opens)

Great, its right here less than a mile (he clocks on the barbershop that is closes by and an offer pops up on his screen)

25% off, Wow (He clicks the phone icon on the screen and gets connected))

Can I come in 10 minutes

Yes, come in

I found you on Traveul

Traveul is phenomenon

You can Find anything you need and want on Traveul.

Go to iPhone/Google store and download . It's free to use.

Logo

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.